RTO HOLDINGS

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
Orion Development, LLC	State of Kansas
Gateway Holdco, LLC	State of Kansas
Gateway Ethanol, LLC	State of Kansas